May 7, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C.  20549-7010

RE:	Meritage Homes Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 25, 2008 File No. 1-9977

Ladies and Gentlemen:

We are in receipt of the letter dated April 28, 2008, from Terence O’Brien, Accounting Branch Chief on behalf of the Staff of the Securities and Exchange Commission (the “Staff”), addressed to Larry W. Seay, Executive Vice President and Chief Financial Officer of Meritage Homes Corporation, a Maryland corporation (the “Company”). On behalf of the Company, we submit the following responses to such comments. As requested, the responses below are keyed to the comments in the above-referenced letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies, page 24

1.             We have reviewed your response to comment 2 in our letter dated April 3, 2008. We note your belief that it is impractical to attempt to create a sensitivity analysis to address all the hypothetical scenarios in a manner that would provide investors with meaningful information regarding your valuation techniques used to estimate impairments and write-offs for your real estate inventory, deposits and joint venture investments.

While we understand that the process of assessing your communities and joint venture investments for impairments and your land deposits and predevelopment costs of land for write-offs is performed at the community level and that many factors must be considered when evaluating a community’s carrying value, we urge you to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your real estate-related assets. For example, if you continue to believe you are unable to provide a sensitivity analysis of your material assumptions used in each of your fair value models, disclose on an aggregated basis by segment or state the carrying value of communities for which the estimated future undiscounted cash flows were close to their carrying values. In this regard, Section 501.14 of the Financial Reporting Codification states, “...the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.” As such, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your real estate-related assets, such information may need to be disclosed if it would be material and useful to investors. We continue to believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.

At a minimum, please further revise your disclosures to address each of the following:

•      A discussion of the valuation techniques used to estimate the fair value of your real estate-related assets. In this regard, we note your statement that the fair value of the communities’ assets is determined using various valuation techniques; however, you include a discussion of only the discounted cash flow model. Please also ensure that your discussion of these additional models also includes the material assumptions used in such models.

•      The number of communities you were operating in that you evaluated for impairment, the number of communities for which you recorded a real estate inventory impairment, and the carrying value of those communities with impairments as of the end of the fiscal year.

•      The time period in which your discounted cash flow model projections begin to assume an improvement in market conditions.

•      A discussion of the discount rate or rate range in the aggregate, by segment or by state used to estimate fair value.

•      Information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

Please provide us with the revised disclosure you intend to include in future filings.

In response to the Staff’s comment, the Company will modify its future filings to provide the additional real estate impairment disclosures requested.  For example, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Real Estate” in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2008 will be revised to include the following (additional text italicized):

“Real estate is stated at cost unless the community is determined to be impaired, at which point the inventory is written down to fair value as required by the guidance of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  Inventory includes the costs of land acquisition, land development and home construction, capitalized interest, real estate taxes and direct overhead costs incurred during development and home construction that benefit the entire community.  Land and development costs are typically allocated to individual lots on a relative value basis. The costs of these lots are transferred to homes under construction when construction begins.  Home construction costs are accumulated on a per-home basis.  Cost of home closings includes the specific construction costs of the home and all related land acquisition, land development and other common costs (both incurred and estimated to be incurred) based upon the total number of homes expected to be closed in each community or phase.  Any changes to the estimated total development costs of a community are allocated on a relative value basis to the remaining homes in the community.  When a home closes, we may have incurred costs for goods and services that have not yet been paid.  Therefore, an accrual to capture such obligations is recorded in connection with the home closing and charged directly to cost of sales.

Typically, our building cycle ranges from four-to-five years, commencing with the acquisition of the entitled land and continuing through the land development phase and concluding with the sale, construction and closing of the homes.  Actual community lives will vary, based on the size of the community and the associated absorption rates.  Master-planned communities encompassing several phases and super-block land parcels may have significantly longer lives.  Additionally, the current slow-down in the housing market has negatively impacted our sales pace, thereby also extending the lives of certain communities.

In accordance with SFAS No. 144, all of our land inventory and related real-estate assets are reviewed for recoverability when impairment indicators are present, as our inventory is considered “long-lived” in accordance with U.S. generally accepted accounting principles.  Due to the current environment, we evaluate our real estate assets for impairment on a quarterly basis.  SFAS No. 144 requires that impairment charges are to be recorded if the fair value of such assets is less than their carrying amounts.  Our determination of fair value is based on projections and estimates.  Changes in these expectations may lead to a change in the outcome of our impairment analysis.  Our analysis is completed on a quarterly basis at a community level; therefore, changes in local conditions may effect one or several of our communities.  For those assets deemed to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Existing and continuing communities:  When projections for the remaining income expected to be earned from existing communities are no longer positive, the underlying real-estate assets are deemed not fully recoverable, and further analysis is performed to determine the required impairment.  The fair value of a communities’ assets is determined using either a discounted cash flow model for projects we intend to build out or a market-based approach for projects we intend to sell or that are in the preliminary development stage and product types have not yet been finalized with impairments charged to cost of home closing in the period during which the fair value is less than the assets’ carrying amount.  If a market-based approach is used, we determine fair value based on recent comparable purchase and sale activity in the local market, adjusted for known variances as determined by our knowledge of the region and general real-estate expertise. Our key estimates in deriving fair value under our cash flow model are (i) home selling prices in the community adjusted for current and expected sales discounts and incentives, (ii) costs related to the community - both land development and home construction - including costs spent to date and budgeted remaining costs to spend, (iii) projected sales absorption rates, reflecting any product mix change strategies implemented to stimulate the sales pace, (iv) alternative land uses including disposition of all or a portion of the land owned and (v) our discount rate, which is currently 14% for all projects exceeding nine months.  These assumptions vary widely across different communities and geographies and are largely dependent on local market conditions.  Community-level factors that may impact our key estimates include:

•       The presence and significance of local competitors, including their offered product type and competitive actions

•       Economic and related conditions for the population of the surrounding community; and

•       Desirability of the particular community, including unique amenities or other favorable or unfavorable attributes.

These local circumstances may significantly impact our assumptions and the resulting computation of fair value, and are, therefore, closely evaluated by our division personnel in their creation of the discounted cash flow models.  The models are also evaluated by the regional and corporate personnel for consistency and integration, as decisions that affect pricing or absorption at one community may have resulting consequences for neighboring communities.  We typically do not project any market improvements in our discounted cash flow models, but may do so in limited circumstances in the latter years of a long-lived master planned community.

Option deposits and pre-acquisition costs: We also evaluate assets associated with future communities for impairments on a quarterly basis.  Using similar techniques described in the existing communities section above, we determine if the contributions to be generated by our future communities are acceptable to us.  If the projections indicate that the communities are still profitable and generating acceptable margins, the assets are determined to be fully recoverable and no impairments are required.  In cases where we decide to abandon the project, we will fully impair all assets related to such project and will expense and accrue any additional costs that we are contractually obligated to incur.  We may also elect to continue with a project that may not be generating an accounting profit due to expected future cash flow that may be generated or other factors.  In such cases, we will impair our pre-acquisition costs and deposits, as necessary, to record an impairment to bring the book value to fair value.

During the first quarter of 2008, we recorded $45.5 million of such impairment charges related to our home and land real estate inventories and real-estate-related joint venture investments.  Additionally, we wrote off $14.7 million of deposits and pre-acquisition costs relating to projects that were no longer feasible.  The impairment charges were based on our fair value calculations, which are affected by current market conditions, assumptions and expectations, all of which are highly subjective and may differ significantly from actual results if market conditions change.

Due to the uncertainties related to our operations and our industry as a whole as further discussed in our Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2007, we are unable to determine at this time if and to what extent continuing changes in our local markets will result in future impairments.”

In regards to the Staff’s request for additional disclosure regarding the carrying value of all communities with an impairment as of year-end, the Company’s current accounting systems do not aggregate its impairments in a manner in which such information can be compiled to provide this disclosure without undue burden to the Company.  The Company is actively addressing this systems issue and will provide such additional disclosures in its future filings as soon as practicable.

2.            We note your response and draft revised disclosure for comment 3 in our letter dated April 3, 2008. Please further revise such disclosure to address each of the following:

•      State the amount of taxable income from 2006 that remains available for offset from current and future losses.

•      Explain why you believe it is reasonable for you to use a four year period to measure your cumulative loss position.

•      Taking into consideration the amount of taxable income for which you may carryback losses, state the amount of taxable income that needs to be generated for you to be able to realize your deferred tax assets.

In response to the Staff’s comment, the Company will modify its future filings to clarify the above.  For example, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Valuation of Deferred Tax Assets” in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2008 will include the following (additional text italicized):

Valuation of Deferred Tax Assets

We account for income taxes using the asset and liability method, which requires that deferred tax assets and liabilities be recognized based on future tax consequences of both temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted.

SFAS No. 109, Accounting for Income Taxes, requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the evidence available, it is more-likely-than-not that such assets will not be realized.  In making the assessment under the more-likely-than-not standard, appropriate consideration must be given to all positive and negative evidence related to the realization of the deferred tax assets.  This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods by jurisdiction, unitary versus stand alone state tax filings, the company’s experience with loss carryforwards not expiring unutilized, and all tax planning alternatives that may be available.

In making the determination of whether we are in a cumulative loss position under SFAS No. 109, we use a a four-year measurement period and base the determination on net income or loss before income taxes for the current and prior three years. Our cumulative loss measurement period is based on the length of swings in historical real estate industry cycles, which have traditionally averaged four-to-six years between upward and downward swings, and which mirror our expected building and profitability cycles. In addition, the homebuilding industry does not produce a product which is subject to obsolescence and accordingly the industry would be expected to recover to its normal profit levels as the temporary factors which are now negatively impacting the industry such as credit availability and excess supply are gradually resolved. Furthermore, we believe that we have sufficient financial resources to weather the normal long homebuilding business cycle and return to normal profitability levels when the market begins to recover in the future.  Therefore, we believe that our policy with regard to the cumulative loss measurement period of four years is both appropriate and reasonable.

At March 31, 2008, our net deferred tax asset was $147.6 million of which $11.4 million related to the net state deferred tax asset after a valuation allowance of $9.2 million.  We believe it is more-likely-than-not that the net federal deferred tax asset of $136.2 million will be fully realized and does not require a valuation allowance.  In this regard, we expect to dispose of or sell a significant amount of real estate in 2008 that has been impaired and to carry back any resulting losses to offset our profits from 2006.  Based on the federal tax rate of 35%, it will require $389.1 million of past and future taxable income to realize the $136.2 million of federal deferred tax assets.  We currently have $418.8 million of taxable income available from 2006 for offsetting losses.  We are also allowed to carry forward our losses for 20 years and apply against future taxable income to further realize our deferred tax assets.  As of March 31, 2008, we are not in a cumulative loss position. However, we will continue to review our deferred tax assets and cumulative loss position and will record valuation allowances, if necessary, when conditions indicate that it is warranted. At the state level, a valuation allowance continues to be necessary due to the magnitude of loss in non-unitary states, no carry back of loss being allowed at the state level, and shorter carry forward periods in a few of the states where we are doing business.

Home Closing Revenue, Home Orders and Order Backlog — Segment Analysis, page 28

3.             We note that customer cancellation rates have impacted your home closing revenues and therefore most likely a factor in your assessment of whether your real estate inventory and related assets are impaired. As such, please revise your tables that show operating and financial data regarding your homebuilding activities to also include the cancellation rates for each period presented on a consolidated basis and segment basis, at a minimum. For any cancellation rates with material fluctuations from period to period or from the consolidated rate, please include a discussion of the contributing factors. This would appear to be quantitative information that may be useful to investors in better understanding the operating results of your segments and potentially the impact on the realizability of your real estate and related assets.

In response to the Staff’s comment, the Company will modify its future filings to include segment cancellation rates. For example, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2008 will include the following (additional text italicized):

	Three Months Ended
	March 31,
Cancellation Rates (1)	2008	2007
Total	27%	27%

West Region
California	27%	23%
Nevada	17%	18%
West Region Totals	25%	22%

Central Region
Arizona	21%	21%
Texas	30%	31%
Colorado	19%	13%
Central Region Totals	28%	28%

East Region (Florida)	22%	40%

(1)  Cancellation rates are computed as the cancelled units for the period divided by the gross sales units for the same period.

The Company will discuss segment-level fluctuations if there are material changes in the cancellation rates from prior periods or from the Company average to the extent such information is available to the Company.

Note 1 - Business and Summary of Significant Accounting Policies, page 46

Real Estate, page 46

4.             We note that you have provided the components of your impairment charges by type of impairment charge (i.e., terminated option/purchase contracts) by reportable segment. In addition to this disclosure, please disclose your capitalized costs for option/purchase contracts, real estate inventory, joint venture investments, and land held for sale by segment. Such disclosure would provide investors with some context for the impairments by segment.

In response to the Staff’s comment, the Company will modify its future filings to include the additional segment information requested. For example, “Note 10 Segment Information to the Company’s Financial Statements included in its Quarterly Report on Form 10-Q for the period ended March 31, 2008 will include the following (additional text italicized):

	At March 31, 2008
	West	Central	East	Corporate and Unallocated	Total
Deposits on real estate under option or contract	$4,702	$69,204	$2,851	$—	$76,757
Real estate	306,697	781,665	76,110	—	1,163,872
Investments in unconsolidated entities	1,571	18,085	1,531	694	21,881
Other assets	30,419	80,757	6,298	201,699	319,173
Total assets	$343,389	$948,723	$86,790	$202,781	$1,581,683

	At December 31, 2007
	West	Central	East	Corporate and Unallocated	Total
Deposits on real estate under option or contract	$12,281	$72,059	$2,851	$—	$87,191
Real estate	380,340	800,345	87,194	—	1,267,879
Investments in unconsolidated entities	4,163	20,763	811	826	26,563
Other assets	30,485	80,180	3,835	252,248	366,748
Total assets	$427,269	$973,347	$94,691	$253,074	$1,748,381

In regards to the Staff’s request for disclosure of land held for sale by segment, as this balance is immaterial to the Company’s total real estate value (balance is less than $10 million as of December 31, 2007 and March 31, 2008), the Company will omit that such disclosures from the additional information provided in the tables above until the value is material.

*              *              *              *

In submitting these responses, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filings; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the forgoing, please do not hesitate to call me at my direct line (480)515-8003.

Sincerely,

Meritage Homes Corporation

/s/ Larry W. Seay
Larry W. Seay
Executive Vice President – Chief Financial Officer

CC:	Steve Hilton
Vicki Biggs
Timothy White
Christopher J. Miner
Steven D. Pidgeon